Tender Offer Statement
      As filed with the Securities and Exchange Commission on June 22, 2004

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FINAL AMENDMENT
                                       to
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               GRIFFON CORPORATION
                       (Name of Subject Company (issuer))
                         GRIFFON CORPORATION, as issuer
        (Name of Filing Persons (identifying status as offeror, issuer or other person))
             4.0% Contingent Convertible Subordinated Notes due 2023
                         (Title of Class of Securities)
                             398433AA0 and 398433AB8
                      (CUSIP Number of Class of Securities)

                                 Robert Balemian
                             100 Jericho Quadrangle
                             Jericho, New York 11753
                                 (516) 938-5544
  (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:
      Nancy D. Lieberman, Esq.                    Gregory A. Fernicola, Esq.
      Kramer, Coleman, Wactlar                  Skadden, Arps, Slate, Meagher
          & Lieberman, P.C.                              & Flom LLP
       100 Jericho Quadrangle                        Four Times Square
      Jericho, New York 11753                    New York, New York 10036
          (516) 822-4820                               (212) 735-3000


                            CALCULATION OF FILING FEE
======================================   =======================================
      Transaction Valuation                         Amount of Filing Fee
--------------------------------------   ---------------------------------------
 -------------------------------------   ---------------------------------------
        $129,610,000 (1)                                $16,422(2)
======================================   =======================================

(1) This tender offer statement relates to the exchange by Griffon of an aggregate of up to $130,000,000 principal amount of its 4.0% Contingent Convertible Subordinated Notes due 2023 (second series) for $130,000,000 in principal amount of its 4.0% Convertible Subordinated Notes due 2023. Pursuant to Rule 457(f)(2) and 457(f)(3) under the Securities Act of 1933, this amount is the book value as of May 18, 2004 of the maximum amount of the 4.0% Contingent Convertible Subordinated Notes due 2023 that may be received by the Registrant from tendering holders, minus $390,000, the maximum amount of cash to be paid by the registrant, in connection with the exchange offer described herein.

(2) Registration fee previously paid in connection with the Registrant's Registration Statement on Form S-4 filed May 21, 2004.

|X|  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


     Amount Previously Paid:  $16,422         Filing Party:  Griffon Corporation
     Form or Registration No.:  S-4           Date Filed:  May 21, 2004
     (File No. 333-115733)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third-party tender offer subject to Rule 14d-1.
         |X|      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.
         [ ]      amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the
     results of the tender offer:   |X|

                                  Introduction

This Final Amendment to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Griffon Corporation, a Delaware corporation (the "Company") on May 21, 2004, pursuant to Section 13(e)of the Securities Exchange Act of 1934 in connection with its offer to exchange (the "Exchange Offer") 4.0% Contingent Convertible Subordinated Notes Due 2023 (second series) (the "New Notes") and cash ($3 per $1,000 principal amount) for all of its currently outstanding 4.0% Contingent Convertible Subordinated Notes Due 2023 (the "Old Notes"), upon the terms and subject to the conditions set forth in the Company's prospectus (the "Prospectus") forming a part of the Company's Registration Statement on Form S-4 (File No. 333-115733) (the "Registration Statement") filed with the Securities and Exchange Commission on May 21, 2004, and the related Letter of Transmittal for the Exchange Offer (the "Letter of Transmittal"), which were filed as Exhibits (a)(4) and (a)(1)(i) to the Schedule TO, respectively.

The Schedule TO is being amended and supplemented to add the following: "The Exchange Offer expired at 5:00 p.m., New York City time, on Monday, June 21, 2004. American Stock Transfer and Trust Company, the exchange agent for the Exchange Offer (the "Exchange Agent"), has advised the Company that, as of the expiration of the Exchange Offer, $130,000,000 aggregate principal amount of the Old Notes were validly tendered to the Company in the Exchange Offer. In addition, the Exchange Agent has advised the Company that, as of the expiration of the Exchange Offer, notices of guaranteed delivery were received in respect of $15,688,000.00 in principal amount of Old Notes. The Company has notified the Exchange Agent that it has accepted all validly tendered Old Notes for payment in accordance with the terms of the Exchange Offer and the Letter of Transmittal."

Item 12. Exhibits.

Item 12 is hereby amended and restated as follows:

(a)(1)(i) Letter of Transmittal (incorporated by reference to the Registration Statement).*
(a)(1)(ii) Form of Notice of Guaranteed Delivery (incorporated by reference to the Registration Statement).*
(a)(1)(iii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            other Nominees (incorporated by reference to the Registration Statement).*
(a)(1)(iv) Letter to Clients (incorporated by reference to the Registration Statement).*
(a)(4) Prospectus dated May 21, 2004 (incorporated by reference to the Registration Statement).*
(b)         Not applicable.
(d)         Not applicable.
(g)         Not applicable.
(h)         Not applicable.

------------
*     Previously filed.




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



                                    Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                GRIFFON CORPORATION


                                By:  /s/Robert Balemian
                                   ---------------------------------------------
                                   Name:  Robert Balemian
                                   Title:  President and Chief Financial Officer




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